EXHIBIT 99.2
THE THOMSON CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
The following management’s discussion and analysis is intended to assist you in understanding and evaluating changes in our financial condition and operations for the year ended December 31, 2005, compared to the preceding fiscal year. We recommend that you read this discussion and analysis in conjunction with our consolidated financial statements prepared in accordance with accounting principles generally accepted in Canada, or Canadian GAAP, and the related notes to those financial statements. All dollar amounts in this discussion are in U.S. dollars unless otherwise specified. Unless otherwise indicated, references in this discussion to “we,” “our” and “us” are to The Thomson Corporation and its subsidiaries. In addition to historical information, this management’s discussion and analysis contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause our actual results to differ materially from those reflected in the forward-looking statements. Factors that our management believes are material include those identified in the section entitled “Forward-Looking Statements” on page 35 of this management’s discussion and analysis and in the “Risk Factors” section of our annual information form, which is also contained in our annual report on Form 40-F. This management’s discussion and analysis is dated as of February 23, 2006.
OVERVIEW
Our Business and Strategy
We are one of the world’s leading information services providers to business and professional customers. Our target customers are knowledge workers whose expertise in particular markets is critical to the success of economies throughout the world. As economies evolve and become more global, we believe that the needs of knowledge workers will continue to grow.
We generate revenues by supplying knowledge workers with business-critical information solutions and services. We make our information more valuable by adding expert analysis, insight and commentary, and couple it with software tools and applications that our customers can use to search, compare, synthesize and communicate the information. To further enhance our customers’ workflows, we increasingly deliver information and services electronically, integrate our solutions with our customers’ own data and tailor the delivery of information to meet specific customer needs. As we integrate critical information with analysis, tools and applications, we place greater focus on the way our customers use our content, rather than simply on selling the content itself, and are moving from just informing our customers to enabling their decisions. We believe our ability to embed our solutions into our customers’ workflows is a significant competitive advantage as it leads to strong customer retention and barriers to entry for competitors. Over time, we believe that these attributes translate into more pricing power, higher margins and better cash flow. Thus, our shift to workflow solutions is important to our growth and profitability.
As a global company that provides services in approximately 130 countries, we are affected by economic and market dynamics, governmental regulations and business conditions for each market and country in which we operate. We have traditionally encountered competition in each of our markets from both large information providers and smaller niche market businesses. However, we now face an evolving competitive landscape. Certain of our traditional competitors are implementing solutions strategies of their own. In the future, other competitors could come from outside our traditional competitive set. For instance, Internet service companies and search providers could pose a threat to some of our businesses by providing more in-depth offerings than are currently available from such services. In response to this, we are continuing to move forward aggressively in segmenting our markets and developing solutions that will allow us to remain embedded in our customers’ workflows.
We strive for leadership positions in each market we serve in order to secure broad and deep market expertise. To maintain our leadership positions, we will continue to invest in our existing businesses and also to acquire new businesses. During the past few years, we have achieved efficiencies by leveraging resources within our various businesses, which has increased our profitability. We have had consistently strong cash flow generation, reflecting the strength of our businesses and the quality of our earnings, as well as contributions from operating efficiencies and improvements in our use of working capital.
We organize our operations into four market groups that are structured on the basis of the customers they serve:
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Thomson Legal & Regulatory is a leading provider of information solutions to legal, tax, accounting, intellectual property, compliance and other business professionals, as well as government agencies. Major brands include Westlaw, Aranzadi, BAR/BRI, Carswell, Checkpoint, Compu-Mark, Creative Solutions, Thomson Elite, FindLaw, Gee, IOB, Lawbook, LIVEDGAR, RIA, Sweet & Maxwell and Thomson & Thomson.

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Thomson Learning is a leading provider of learning solutions to colleges, universities, professors, students, libraries, reference centers, government agencies, corporations and professionals. Major brands include Thomson Course Technology, Thomson Delmar Learning, Thomson Gale, Thomson Heinle, Thomson Nelson, Thomson NETg, Thomson Prometric, Thomson South-Western and Thomson Wadsworth.

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Thomson Financial is a leading provider of products and integration services to financial and technology professionals in the corporate, investment banking, institutional, retail wealth management and fixed income sectors of the global financial community. Its flagship brand is Thomson ONE. Other major businesses and brands include AutEx, Baseline, BETA Systems, Datastream, First Call, I/B/E/S, Investext, IR Channel, SDC Platinum, StreetEvents and TradeWeb.

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Thomson Scientific & Healthcare is a leading provider of information and services to researchers, physicians and other professionals in the healthcare, academic, scientific, corporate and government marketplaces. Major businesses and information solutions include Derwent World Patents Index, Gardiner-Caldwell, Medstat, Micromedex, MicroPatent, PDR (Physicians’ Desk Reference), Physicians World, Thomson Pharma, ISI Web of Science and Web of Knowledge.

We also report financial results for a corporate and other reporting category, as well as discontinued operations. The corporate and other category principally includes corporate expenses and costs associated with our stock-related compensation.
Percentage of Total 2005 Revenues
Effective January 1, 2005, we reorganized certain businesses within our market groups. Within Thomson Learning, the international operations within the Academic Publishing and Reference group were transferred to the Lifelong Learning group. In addition, Thomson Learning’s operations which produce textbook and print and electronic materials for information technology instruction (Thomson Course Technology) and textbook and learning materials for the technology, trade healthcare, professional and career education markets (Thomson Delmar Learning) were transferred from the Lifelong Learning group to the Academic Publishing and Reference group. Additionally, Thomson Legal & Regulatory transferred its Dialog DataStar operations, which provide scientific and intellectual property information, to Thomson Scientific & Healthcare. Thomson Legal & Regulatory retained its Dialog NewsEdge operations, which provide business news and information. Results for current and prior periods reflect these organizational changes.
The following table summarizes selected financial information for 2005, 2004 and 2003, including certain metrics that are non-GAAP financial measures. Please see the section below entitled “Use of Non-GAAP Financial Measures” for definitions of these terms and references to the reconciliations of these measures to the most directly comparable Canadian GAAP measures.

	Year ended December 31,
(millions of U.S. dollars, except per share amounts)	2005	2004	2003 (3)

Consolidated Statement of Earnings Data:
Revenues	8,703	8,057	7,391
Operating profit	1,464	1,330	1,162
Earnings from continuing operations (1)	926	856	826
Earnings from discontinued operations, net of tax	8	155	39
Net earnings (1)	934	1,011	865
Basic and diluted earnings per share from continuing operations (1)	$1.41	$1.30	$1.28
Basic and diluted earnings per common share (1)	$1.42	$1.54	$1.34

Consolidated Balance Sheet Data:
Cash and cash equivalents	407	405	683
Total assets	19,436	19,645	18,687
Total long-term liabilities	6,366	6,600	6,349
Shareholders’ equity	9,963	9,962	9,193

	Year ended December 31,
(millions of U.S. dollars, except per share amounts)	2005	2004	2003 (3)
Dividend Data:
Dividends per common share – ordinary (US$)	$0.790	$0.755	$0.725
Dividends per common share – special (US$)	—	—	$0.428
Dividends per Series II preferred share (Cdn$)	C$0.77	C$0.70	C$0.82
Dividends per Series V preferred share (Cdn$)	—	—	C$0.32

Other Data (2):
Adjusted earnings from continuing operations	939	798	687
Adjusted earnings per common share from continuing operations	$1.43	$1.22	$1.05
Net debt	3,683	3,718	3,373
Free cash flow	1,194	1,123	983

(1)	Results are not directly comparable due to certain one-time items. For more information, please see the “Results of Operations” section of this management’s discussion and analysis.

(2)	These are non-GAAP financial measures. See page 7 for definitions.

(3)
A full discussion of results for 2004 compared to 2003 is included in our management’s discussion and analysis for the year ended December 31, 2004. Significant trends and items affecting comparability over the three-year period are noted within this management’s discussion and analysis.

Revenues
The following graphs show the percentage of our 2005 revenues by media, type and geography.
Our revenues are derived from a diverse customer base. In 2005, 2004 and 2003, no single customer accounted for more than 2% of our total revenues.
We use a variety of media to deliver our products and services to our customers. Increasingly, our customers are seeking products and services delivered electronically and are migrating away from print-based products. We deliver information electronically over the Internet, through dedicated transmission lines, CDs and, more recently, through handheld wireless devices. In 2005, electronic, software and services revenues as a percentage of our total revenues increased to 69% from 66% in 2004 and 64% in 2003 primarily due to the continued evolution of customers’ preferences towards electronic products and solutions. In the long-term, we expect that electronic, software and services revenues as a percentage of our total revenues will continue to increase as we continue to emphasize electronic delivery, add solution-based and software-based acquisitions to our portfolio, and as markets outside North America continue to incorporate technology into their workflows. Electronic delivery of our products and services improves our ability to provide additional products and services to our existing customers and to access new customers around the world.

For each year from 2003 to 2005, approximately 65% of our revenues were generated from subscription or similar contractual arrangements, which we refer to as recurring revenues. Subscription revenues are from sales of products and services that are delivered under a contract over a period of time. Our subscription arrangements are most often for a term of one year, after which they automatically renew or are renewable at our customers’ option, and the renewal dates are spread over the course of the year. Because a high proportion of our revenues come from subscription and similar arrangements where our customers contract with us for a period of time, our revenue patterns are generally more stable compared to other business models that sell products in discrete or one-off arrangements. In the case of some of our subscription arrangements, we realize additional fees based upon usage. We recognize revenues from sales of some products, primarily our textbooks, after we estimate customer returns. We sell our textbooks and related products to bookstores on terms that allow them to return the books to us if they are not sold.
We segment our revenues geographically by origin of sale in our financial statements. In 2005, 83% of our revenues were from our operations in North America, consistent with 2004 and 2003. In the long-term, we are striving to increase our revenues from outside North America as a percentage of our overall revenues. We can modify and offer internationally many of the products and services we developed originally for customers in North America without excessive customization or translation. This represents an opportunity for us to earn incremental revenues. For some of the products and services we sell internationally, we incur additional costs to customize our products and services for the local market and this can result in lower margins if we cannot achieve adequate scale. Development of additional products and services and expansion into new geographic markets are integral parts of our growth strategy. While development and expansion present an element of risk, particularly in foreign countries where local knowledge of our products may be lacking, we believe that the quality and brand recognition of our products and services help to mitigate that risk.
We routinely update a number of our key products and services by adding functionality or providing additional services to our existing offerings to make them more valuable and attractive to our customers and, thereby, increase our revenues from existing customers. Because of the dynamic nature of our products and services, management does not find it useful to analyze large portions of its revenue base using traditional price versus volume measurements. As it is difficult to assess our revenue changes from a pure price versus volume standpoint when products are continually evolving, we limit these measurements to our analysis of more static products and service offerings.
Expenses
As an information provider, our most significant expense is labor. Our labor costs include all costs related to our employees, including salaries, bonuses, commissions, benefits, payroll taxes and stock-related compensation. Labor represented approximately 59% of our cost of sales, selling, marketing, general and administrative expenses (operating costs) in 2005 compared to approximately 57% in 2004 and 58% in 2003. No other category of expenses accounted for more than 15% of our operating costs in 2005, 2004 or 2003.

Acquisitions and Dispositions

During 2005, we completed 35 acquisitions for an aggregate cost of less than $0.3 billion with no purchase price of any individual business greater than $75 million. In 2004 and 2003, we completed an aggregate of 84 acquisitions with total cash outlays of approximately $1.5 billion. The reduction in activity was primarily due to our focus in 2005 on integrating the prior year acquisitions. In 2006, we expect that the total amount of cash outlays for acquisitions will range from $0.2 billion to $0.5 billion, net of dispositions.
Our 2005 acquisitions were tactical in nature and primarily related to the purchase of information, products or services that we integrated into our operations to broaden the range of our product and service offerings to better serve our customers. This is the key principle that drives our overall acquisition strategy. As alternatives to the development of new products and services, tactical acquisitions often have the advantages of faster integration into our product and service offerings and cost efficiencies. In 2005, acquired businesses generated approximately half of our total growth in revenues and a lesser portion of the growth in operating profit. Generally, the businesses that we acquired have initially had lower margins than our existing businesses. In 2005, our largest acquisition was Global Securities Information (GSI), a provider of online securities and securities-related information and research services.
In 2004 and 2003, acquired businesses generated a significant portion of the growth in our total revenues and a lesser portion of the growth in our operating profit. In 2004, our largest acquisitions were Information Holdings Inc. (IHI), a provider of intellectual property and regulatory information, for $445 million, net of cash and cash equivalents received, and TradeWeb, an online trading platform for fixed income securities, for $361 million, net of cash received, plus contingent payments of up to $150 million over a three year period ending in 2007 based upon the achievement of certain growth targets. In 2005, we paid $50 million in contingent consideration associated with the TradeWeb acquisition.
When integrating acquired businesses, we focus on eliminating cost redundancies and combining the acquired products and services with our existing offerings. We may incur costs, such as severance payments to terminate employees and contract cancellation fees, when we integrate businesses.
In 2005, we decided to sell our scientific and healthcare group’s American Health Consultants business, a medical newsletter publisher and medical education provider. While this business possesses strong brand equity, a loyal customer base and talented employees, it does not provide the type of synergies that strengthen our core integrated information solutions. Results from this business unit have been reclassified to discontinued operations and prior periods have been restated. Other than certain minor investments, there were no dispositions in 2005. During 2003 and 2004, we completed 16 dispositions for aggregate consideration of approximately $1.0 billion. The more significant of these dispositions were the sale of our 20% interest in Bell Globemedia Inc. (BGM) in March 2003 for $279 million, the sale of our healthcare magazines in October 2003 for $135 million and the sale of Thomson Media group in October 2004 for gross proceeds of $350 million. For more information, see the section entitled “Discontinued Operations.”

Seasonality
We typically derive a much greater portion of our operating profit and operating cash flow in the second half of the year as customer buying patterns are concentrated in the second half of the year, particularly in the learning and regulatory markets. Costs are incurred more evenly throughout the year. As a result, our operating margins generally increase as the year progresses. For these reasons, it may not be possible to compare the performance of our businesses quarter to consecutive quarter, and our quarterly results should be considered on the basis of results for the whole year or by comparing results in a quarter with the results in the same quarter of the previous year. While we report results quarterly, we view and manage our company from a longer-term perspective.
USE OF NON-GAAP FINANCIAL MEASURES
In addition to our results reported in accordance with Canadian GAAP, we use non-GAAP financial measures as supplemental indicators of our operating performance and financial position. We use these non-GAAP financial measures internally for comparing actual results from one period to another, as well as for future planning purposes. We have historically reported non-GAAP financial results, as we believe their use provides more insight into our performance. The following discussion defines the measures that we currently use and explains why we believe they are useful measures of our performance, including our ability to generate cash flow:
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Adjusted operating profit. Adjusted operating profit is defined as operating profit before amortization of identifiable intangible assets. We use this measure for our segments because we do not consider amortization to be a controllable operating cost for purposes of assessing the current performance of our segments. We also use adjusted operating profit margin, which we define as adjusted operating profit as a percentage of revenues. See the reconciliation of this measure to the most directly comparable Canadian GAAP measure in the section entitled “Reconciliations.”

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Adjusted earnings and adjusted earnings per common share from continuing operations. We measure our earnings attributable to common shares and per share amounts to adjust for non-recurring items, discontinued operations and other items affecting comparability, which we refer to as adjusted earnings from continuing operations and adjusted earnings per common share from continuing operations. We use these measures to assist in comparisons from one period to another. Adjusted earnings per common share from continuing operations do not represent actual earnings per share attributable to shareholders.

In interim periods, we adjust our reported earnings and earnings per common share to reflect a normalized effective tax rate. Specifically, the normalized effective rate is computed as the estimated full-year effective tax rate applied to the consolidated pre-tax income of the interim period. The reported effective tax rate is based on separate annual effective income tax rates for each taxing jurisdiction that are applied to each interim period’s pre-tax income. Because the seasonality of our businesses impacts our geographical mix of profits in interim periods and therefore distorts the reported effective tax rate, we believe that using the expected full-year effective tax rate provides a more meaningful comparison among interim periods. The adjustment to normalize the effective tax rate reallocates estimated full-year income taxes between interim periods, but has no effect on full year income taxes or on cash taxes paid. See the reconciliation of this measure to the most directly comparable Canadian GAAP measure on page 11 and page 19.

•	Net debt. We measure our net debt, which we define as our total indebtedness, including associated hedging instruments (swaps) on our debt, less cash and cash equivalents.

Given that we hedge some of our debt to reduce risk, we include hedging instruments as we believe it provides a better measure of the total obligation associated with our outstanding debt. We reduce gross indebtedness by cash and cash equivalents on the basis that they could be used to pay down debt. See the reconciliation of this measure to the most directly comparable Canadian GAAP measure on page 20.

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Free cash flow. We evaluate our operating performance based on free cash flow, which we define as net cash provided by operating activities less capital expenditures, other investing activities and dividends paid on our preference shares. We use free cash flow as a performance measure because it represents cash available to repay debt, pay common dividends and fund new acquisitions. See the reconciliation of this measure to the most directly comparable Canadian GAAP measure on page 23.

These and related measures do not have any standardized meaning prescribed by Canadian GAAP and, therefore, are unlikely to be comparable with the calculation of similar measures used by other companies. You should not view these measures as alternatives to operating profit, cash flow from operations, net earnings, total debt or other measures of financial performance calculated in accordance with GAAP. We encourage you to review the reconciliations of these non-GAAP financial measures to the most directly comparable Canadian GAAP measure within this management’s discussion and analysis.
We no longer report adjusted EBITDA, but we do report depreciation for each of our market groups. See the section below entitled “Additional Information” for these depreciation amounts.
RESULTS OF OPERATIONS
The following discussion compares our results for the fiscal years ended December 31, 2005, 2004 and 2003 and for the three-month periods ended December 31, 2005 and 2004 and provides analyses of results from continuing operations and discontinued operations.
Basis of Analysis
Our results from continuing operations include the performance of acquired businesses from the date of their purchase and exclude results from operations classified as discontinued. Results from operations that qualify as discontinued operations have been reclassified to that category for all periods presented. Please see the section below entitled “Discontinued Operations” for a discussion of these operations. Segmented results now include the results of all operations in a segment. Previously, segmented results were presented on the basis of ongoing businesses, which excluded disposals. Disposals are businesses sold or held for sale, which did not qualify as discontinued operations. Prior years’ results were reclassified to present disposals within the appropriate market group. In analyzing the results of our operating segments, we measure the performance of existing businesses and the impact of acquired businesses and foreign currency translation.
The following table summarizes our consolidated results for the years indicated.

	Year ended December 31,
(millions of U.S. dollars, except per share amounts)	2005	2004	2003

Revenues	8,703	8,057	7,391
Operating profit	1,464	1,330	1,162
Operating profit margin	16.8%	16.5%	15.7%
Net earnings (1)	934	1,011	865
Earnings per share attributable to common shares (1)	$1.42	$1.54	$1.34

(1)	Results are not directly comparable due to certain one-time items.

Revenues. In 2005, revenues grew 8%, comprised almost evenly of contributions from acquired businesses and growth from existing businesses, as foreign currency translation had a minimal impact. Contributions from acquired businesses were primarily related to Information Holdings Inc. (IHI) in our scientific and healthcare group, Capstar and KnowledgeNet in our learning group, and TradeWeb in our financial group. For our existing businesses, revenue growth was exhibited in all four market groups, reflecting customer demand for our integrated solutions and overall growth in the markets we serve. See the analysis of our segment results for further discussions of our revenue growth.
In 2004, revenues grew 7% excluding foreign currency translation. This increase was attributable to both contributions from acquisitions and from growth in existing businesses. The most significant contributions from acquisitions were derived from CCBN and TradeWeb in our financial group and BIOSIS in our scientific and healthcare group.
Operating profit. In 2005, the increase in operating profit reflected higher revenues due to contributions from existing and acquired businesses. The operating margin increased slightly as the impact of increased revenues more than offset higher pension and other defined benefit plans expenses, and severance and other charges associated with the outsourcing and reorganization of certain functions within our human resources department. Improvement in our operating margin was tempered by the inclusion in 2004 results of $19 million of insurance recoveries related to September 11, 2001.
Operating profit and related margin growth in 2004 reflected the previously mentioned insurance recoveries, as well as higher revenues from existing businesses. Additionally, operating profits benefited from continued efficiency efforts and, to a lesser extent, contributions from acquisitions and the favorable impact of foreign currency translation compared to 2003.
Depreciation and amortization. Depreciation in 2005 approximated that of 2004 primarily due to the timing and limited growth of capital expenditures. Amortization increased $24 million, or 8%, due to the amortization of newly acquired assets in 2005 and the full-year effect of those acquired in 2004.
Depreciation in 2004 increased $33 million, or 6%, compared to 2003. This increase reflected recent acquisitions and capital expenditures. Amortization increased $7 million, or 3%, compared to 2003, as increases due to the amortization of newly acquired assets were partially offset by decreases arising from the completion of amortization for certain intangible assets acquired in previous years.
Net other expense/income. Net other expense in 2005 was $28 million, which primarily represented a loss associated with the early redemption of certain debt of $23 million (discussed in the section below entitled “Financial Position”) and a charge of $15 million to reduce the carrying value of one of our equity investments to its fair value, partially offset by income from equity investments and gains from the sale of certain other investments.
In 2004, net other income of $24 million primarily consisted of a $35 million gain on the sale of an investment, the receipt of the second settlement payment of $22 million from Skillsoft PLC and a $14 million gain on the sale of a wholly-owned subsidiary, whose only asset consisted of tax losses, to a company controlled by Kenneth R. Thomson, our controlling shareholder (discussed under “Related Party Transactions”). These gains were partially offset by a $53 million loss associated with our early redemption of certain debt securities (discussed in the section entitled “Financial Position”). In 2003, net other income of $61 million primarily consisted of a gain on the sale of our 20% interest in BGM (discussed in the section entitled “Related Party Transactions”) and the receipt of the first $22 million settlement payment from Skillsoft.
Net interest expense and other financing costs. Our net interest expense and other financing costs in 2005 declined 5% primarily due to the refinancing of certain debt in 2005 and the full-year effect of an earlier refinancing of debt in 2004 (discussed in the section entitled “Financial Position”). Net interest expense and other financing costs in 2004 decreased 7% compared to 2003, which reflected lower average levels of outstanding net debt and lower interest rates.
Income taxes. Our income tax expense in 2005 represented 23.7% of our earnings from continuing operations before income taxes. This compares with equivalent effective rates of 23.5% in 2004 and 14.9% in 2003. Our effective income tax rate is lower than the Canadian corporate income tax rate of 36%, due principally to the lower tax rates and differing tax rules applicable to certain of our operating and financing subsidiaries outside Canada. Specifically, while we generate revenues in numerous jurisdictions, our tax provision on earnings is computed after taking account of intercompany interest and other charges among our subsidiaries resulting from their capital structure and from the various jurisdictions in which operations, technology and content assets are owned. For these reasons, our effective tax rate differs substantially from the Canadian corporate tax rate.
There were certain one-time items that impacted our income tax expense in 2005. In the second quarter of 2005, we released $137 million of contingent income tax liabilities based upon the outcome of certain tax audits of prior year periods. Additionally, in the fourth quarter of 2005, we repatriated a substantial portion of certain of our subsidiaries’ accumulated profits. The repatriation was related to the recapitalization of these subsidiaries, which was effected through intercompany financing arrangements. We incurred a one-time tax charge of $125 million in connection with this repatriation, which reduced our cash flow from operations and our net earnings in the fourth quarter by the same amount. Beginning in 2006, this recapitalization is expected to lower our effective tax rate and improve net earnings and cash flow from operations. We expect to fully recoup the one-time tax charge of $125 million by the end of 2007 through lower tax payments with continuing benefits beyond that period. The net effect of both of these one-time tax items was a $12 million reduction in the tax provision for the full year of 2005.
The 2004 income tax provision included a benefit resulting from the release of a valuation allowance of $41 million related to new legislation in the United Kingdom. In 2003, the income tax provision included a benefit of $64 million principally related to the release of tax contingencies in the United Kingdom associated with a favorable tax settlement.
The balance of our deferred tax assets at December 31, 2005 was $1,397 million compared to $1,313 million at December 31, 2004. Our deferred tax assets consist primarily of tax losses and other credit carryforwards, the majority of which can only be utilized against taxable income in Canada. In assessing the likelihood of using our deferred tax assets, we first offset them against deferred tax liabilities. We establish valuation losses for any remaining deferred tax assets that we do not expect to be able to use against deferred tax liabilities or future taxable income. Our valuation allowance against our deferred tax assets at December 31, 2005 was $462 million compared to $408 million at December 31, 2004. The net movement in the valuation allowance from 2004 to 2005 primarily relates to additional Canadian losses sustained in 2005 which we do not anticipate using because we expect to continue to incur losses in Canada.
In 2006, our businesses expect to continue with initiatives to consolidate the ownership of their technology platforms and content and we expect that a proportion of our profits will continue to be taxed at lower rates than the Canadian statutory tax rate. After giving effect to the 2005 recapitalization as well as our ongoing asset consolidation initiatives, we expect our effective tax rate in 2006 will be in the low 20% range. We believe our effective rate will be sustainable. However, our effective tax rate and our cash tax cost depend on the laws of numerous countries and the provisions of multiple income tax conventions between various countries in which we operate. Our ability to maintain a low effective tax rate will be dependent upon such laws and conventions remaining unchanged as well as the geographic mix of our profits. We are not aware of any significant changes in existing laws or conventions at this time that would cause our effective tax rate to increase.
See the section entitled “Contingencies” for further discussion of income tax liabilities.

Earnings attributable to common shares and earnings per common share. Earnings attributable to common shares were $930 million in 2005 compared to $1,008 million in 2004. Earnings per common share were $1.42 in 2005 compared to $1.54 in 2004. The decreases in reported earnings and earnings per common share were the result of gains on the sales of discontinued operations in 2004 and certain one-time items in both years, which more than offset increases in operating profit in 2005.
Earnings attributable to common shares were $1,008 million in 2004 compared to $877 million in 2003. Earnings per common share were $1.54 in 2004 compared to $1.34 in 2003. The increases in reported earnings and earnings per common share were largely the result of higher operating profit and gains on the sales of discontinued operations.
The results for each of these periods are not directly comparable because of certain one-time items, as well as the variability in discontinued operations due to the timing of dispositions. The following table presents a summary of our earnings and our earnings per common share from continuing operations for the periods indicated, after adjusting for items affecting comparability in each year.

(millions of U.S. dollars, except per common share amounts)	Year ended December 31,
	2005	2004	2003

Earnings attributable to common shares	930	1,008	877
Adjustments for one-time items:
Net other expense (income)	28	(24)	(74)
Tax on above item	1	10	8
Release of tax credits	(137)	(41)	(64)
Withholding tax on dividend	125	—	—
Net gain on redemption of Series V preference shares	—	—	(21)
Discontinued operations	(8)	(155)	(39)

Adjusted earnings from continuing operations attributable to common shares	939	798	687

Adjusted earnings per common share from continuing operations	$1.43	$1.22	$1.05

Our adjusted earnings from continuing operations for 2005 increased 18% compared to 2004 largely as a result of higher operating profit stemming from higher revenues, which more than offset the impact of higher pension and other benefit plans expense. Our adjusted earnings in 2004 increased 16% compared to 2003 also as a result of higher operating profits, but additionally reflected benefits from insurance recoveries and stock appreciation rights offset by higher pension and other benefit plans expense and a higher effective tax rate.

Operating Results by Business Segment
See the “Reconciliations” section for a reconciliation of the non-GAAP financial measures to the most directly comparable Canadian GAAP measures.
Thomson Legal & Regulatory

	Year ended December 31,
(millions of U.S. dollars)	2005	2004	2003

Revenues	3,491	3,276	3,012
Adjusted operating profit	982	897	809
Adjusted operating profit margin	28.1%	27.4%	26.9%
2005 v. 2004
Thomson Legal & Regulatory’s financial performance in 2005 reflected a continuation of significant trends from the prior year. Revenues increased 7% comprised of the following:
•	approximately 4% due to higher revenues from existing businesses;

•	almost 2% from contributions of newly acquired businesses; and

•	less than 1% from the favorable impact of foreign currency translation.
Within our existing businesses, growth reflected the strong performance of online services, consisting primarily of Westlaw, Checkpoint and our international online services, which increased 11% over 2004. Revenue from sales of software and services increased 14% reflecting strong growth from FindLaw, tax and accounting software products and acquired companies. These increases were partially offset by a slight decline in CD product revenues as customers continued to migrate to our online offerings. Contributions from acquired businesses reflected the results from 18 acquisitions in 2005. Among our newly acquired businesses were Global Securities Information, Inc., a provider of securities and securities-related information and research services, which will further enhance our online offerings, and Tax Partners, LLC, a tax compliance service firm, which expands our service offerings in the outsourcing solutions market.
In 2005, North American Westlaw revenue experienced growth in all of its major market segments: law firm, corporate, government and academic. Within our North American tax and accounting group, our Checkpoint online service revenue also increased. The revenue increases for both North American Westlaw and Checkpoint were driven by new sales and higher retention. FindLaw revenue increased as a result of new sales performance, as well as the impact of recent acquisitions. Outside of North America, online revenues increased, particularly in Europe, driven by higher customer demand for our solutions.
The growth in adjusted operating profit and its corresponding margin in 2005 resulted primarily from the revenue growth described above. The operating margin increased as the effects of scale in our existing businesses more than offset the impact of lower initial margins for certain acquired businesses.
2004 v. 2003
In 2004, revenues for Thomson Legal & Regulatory increased primarily due to higher revenues from existing businesses, with strong performances by Westlaw, Checkpoint, our international online services, FindLaw and our legal education business. This revenue growth was offset, in part, by a decrease in print and CD products revenues as customers continued to migrate toward our online offerings. Revenue growth was also attributable to newly acquired businesses, principally Thomson Elite, and the favorable impact of foreign currency translation. The growth in adjusted operating profit and improvement in its corresponding margin in 2004 resulted from the higher revenues and impact of improved operating efficiencies.
Outlook
Growth in the overall legal information market remains modest but steady. We expect that customer spending on print and CD products will continue to decline, but will be more than offset by growth in spending for online products and integrated information offerings such as Westlaw Litigator. Law firms are increasing expenditures on talent and practice development, while exploring outsourcing of managed services. Increasing compliance requirements, such as those stemming from the Sarbanes-Oxley Act, have significantly affected the accounting labor market, increasing the demand for compliance information and software and for labor saving and outsourcing solutions. In this environment, we anticipate continued strong demand for our tax and accounting compliance products and our outsourcing solutions.

Thomson Learning

	Year ended December 31,
(millions of U.S. dollars)	2005	2004	2003

Revenues	2,319	2,174	2,052
Adjusted operating profit	350	327	336
Adjusted operating profit margin	15.1%	15.0%	16.4%
2005 v. 2004
Results in 2005 for Thomson Learning reflected the evolving education market and the intense competitive environment. Revenues increased 7% comprised of the following:
•	4% from contributions of newly acquired businesses;

•	about 2% from higher revenues of existing businesses; and

•	less than 1% from the favorable impact of foreign currency translation.
The impact of acquired businesses was primarily due to Capstar and KnowledgeNet, both of which we acquired in the second half of 2004. Additionally, Thomson Learning completed eight acquisitions in 2005 that primarily supplemented its existing Academic offerings. None of the 2005 acquisitions were individually significant.
In the Academic group, higher sales of custom products and new textbook editions, particularly in business and economics, resulted in increased revenues within our domestic higher education businesses. Growth in these revenues was tempered by higher returns as students continued to seek alternate sources for their course materials to address pricing concerns. To minimize the impact of supply from alternate sources, our higher education businesses continued to focus on shifting demand for older editions to customized or specialized products and services only available from the original publisher. Revenues from our library reference business increased slightly compared to the prior year as increased sales of electronic products more than offset a decline in sales for print offerings. The migration of collections to electronic products reflected evolving customer preferences toward electronic versions and continuing government budget constraints, which limited the funds that libraries have to spend on multiple media formats of reference material. We are beginning to see more deferred revenue in our learning group arising from a change in our sales mix toward more electronic products, which results in the recognition of revenue over time rather than all at the time of sale.
Revenues for our Lifelong Learning group increased primarily due to the impact of acquired businesses, as well as growth in our English language training business and in the professional testing market. These increases were partially offset by the loss of revenues from a significant government testing contract in the United Kingdom that ended in September 2004 and lower revenues from the information technology (IT) testing market. The competitive environment and ongoing corporate budget constraints in the corporate e-training and IT markets continued to affect our businesses in these segments.
The increase in adjusted operating profit and the slight improvement in its corresponding margin largely reflected the increased revenues described above. Profit margins were impacted by the loss of the government testing contract in the United Kingdom discussed above and higher performance-related expenses compared to the prior year.
2004 v. 2003
Revenues for Thomson Learning increased in 2004 compared to the prior year due to both acquired businesses and growth from existing businesses, as well as the favorable impact of foreign translation.
In the Academic group, revenues increased primarily due to higher sales in our vocational and career markets. In higher education, overall textbook sales increased largely as a result of custom product offerings. Lifelong Learning’s revenues increased primarily due to growth in government and professional testing offerings, sales in international markets, driven by growth in our English language training business, and the impact of acquired businesses. Growth was moderated by the expiration in September 2004 of the government testing contract in the United Kingdom discussed above.

In 2004, adjusted operating profit and the related margins were impacted by restructuring costs of $9 million which were recorded in the fourth quarter and were associated with consolidating operations of existing and acquired businesses. Additionally, comparisons with the prior year and the fourth quarter were affected by net credits of $11 million recorded in the fourth quarter of 2003. The net credits of $11 million were comprised of a $27 million benefit largely related to the reversal of incentive accruals, partially offset by $16 million of charges related to severance and lease termination costs. Excluding these items, the adjusted operating profit margin declined slightly due to additional product and market investments and the impact of acquired businesses that have lower initial margins.
Outlook
The importance of lifelong education in a global knowledge-based economy is increasingly recognized, and we expect to benefit from this trend. We expect that the growing acceptance of blended (online and classroom) learning will transform the learning market and, given our content, technology and financial resources, place us in a strong position to deliver high-value solutions designed to meet customer needs. For example, we are currently collaborating with professors, students and institutions to design, build and deliver new instructional solutions that leverage our content, media assets, test banks, applications and expertise, which we expect will improve instructors’ productivity and students’ learning efficiency. However, in the short term, we anticipate that tough competition in the corporate training market will depress the prices of our offerings in that market. Our focus on custom publishing will become even more important as the Internet has changed the dynamics of the higher education market by creating transparency of the used book market and price sensitivity. Additionally, as electronic offerings continue to grow as a percentage of total revenues, we expect that, over time, the dramatic seasonal swings in our revenues from quarter to quarter will lessen. However, since revenues from electronic offerings are generally recognized in equal installments over a period of time, as opposed to all at once on the sale of a print product, our reported revenue growth may be tempered as this transition occurs.
Thomson Financial

	Year ended December 31,
(millions of U.S. dollars)	2005	2004	2003

Revenues	1,897	1,738	1,526
Adjusted operating profit	334	294	230
Adjusted operating profit margin	17.6%	16.9%	15.1%
2005 v. 2004
Results in 2005 for Thomson Financial reflected improving underlying market conditions and continued success of key offerings. Revenues in 2005 increased 9% due equally to higher revenues from existing businesses and contributions from newly acquired businesses. The effect of foreign currency translation did not impact overall results.
Revenues from existing businesses increased as a result of higher usage and transaction revenues. In particular, TradeWeb revenues increased significantly due to higher volumes for its online fixed income marketplaces as a result of greater online trading activity and the introduction of new online markets, including tri-party repurchase agreements, Euro- and U.S, dollar-denominated interest rate swaps, and default swap index products. Thomson ONE workstations increased 45% in 2005 due to user migration from legacy products and new client sales. Increases in revenues from existing businesses were experienced in all geographic regions, including Europe, which was aided by improving market conditions. Contributions from acquired businesses primarily related to the full year effect of TradeWeb and CCBN, which were both acquired in the first half of 2004.
Adjusted operating profit increased due to the increase in revenues and lower depreciation expense due to lower capital spending. Included in adjusted operating profit in 2004 were insurance recoveries of $19 million related to September 11, 2001. Excluding these recoveries, the increase in adjusted operating profit and improvement in its corresponding margin would have been more pronounced.
2004 v. 2003
Revenues in 2004 for Thomson Financial increased primarily due to the impact of acquired businesses, including TradeWeb and CCBN, but also reflected growth from existing businesses and the favorable impact of foreign currency translation. Revenues from existing businesses in the United States increased in 2004 as a result of new sales and higher usage and transaction revenues. Thomson ONE workstations increased 56% in 2004 due to user migration from legacy products and new client sales. In 2004, European revenues from existing businesses declined compared with the prior year due to difficult market conditions. Many of our customers responded to these difficult market conditions by tightening their capital spending and budgets, which in turn led to some product cancellations and pressure on our pricing.
Adjusted operating profit increased due to the increase in revenues. Included in adjusted operating profit were insurance recoveries related to September 11, 2001 of $19 million in 2004 and $4 million in 2003. Excluding these insurance recoveries from both 2004 and 2003, the adjusted operating margin increased as a result of lower depreciation, as a percentage of revenues, due to the timing of capital spending.
Outlook
The general trend towards privatization, market liberalization and the increasing sophistication of financial markets continues globally. In 2006, we anticipate that these trends will benefit Asia, in particular, followed by North America and Europe. In the financial services market, we continue to see increasingly complex investment and trading strategies, new types of investment instruments, and regulatory pressures. Given these expected market conditions and trends, we anticipate revenue growth for existing businesses to be driven by the continued rollout of the Thomson ONE platform and further asset class expansion for TradeWeb.
Thomson Scientific & Healthcare

	Year ended December 31,
(millions of U.S. dollars)	2005	2004	2003

Revenues	1,018	893	826
Adjusted operating profit	235	195	162
Adjusted operating profit margin	23.1%	21.8%	19.6%
2005 v. 2004
The financial performance for Thomson Scientific & Healthcare in 2005 reflected contributions from prior year investments and further expansion of our information solutions. Revenues increased 14% comprised of the following:
•	11% from contributions of newly acquired businesses;

•	over 3% due to higher revenues from existing businesses; and

•	no impact from foreign currency translation.
The increases in revenue attributable to acquired businesses primarily related to IHI, which was acquired in November 2004. Additionally, Thomson Scientific & Healthcare completed three small, tactical acquisitions in 2005 that further enhanced its Thomson Pharma and healthcare decision support offerings. Growth in revenues from existing businesses was primarily a result of higher customer spending for healthcare decision support products, which help customers manage healthcare costs. Additionally, there were higher subscription revenues for ISI Web of Science and the Micromedex electronic product portfolio due to new sales and strong retention rates. These increases were reflective of continuing customer demand for our workflow solutions. Revenues from existing businesses were tempered by the unfavorable effect of changes in foreign currency exchange rates on transactions involving U.S. dollar revenues within the group’s European businesses.

Adjusted operating profit and the corresponding margin increased in 2005 compared to 2004 due to higher revenues and the benefits from integration efforts. The majority of the integration benefits were derived from our IHI acquisition. During 2005, relative to IHI, we successfully completed the consolidation of several offices, integrated back office services, consolidated and optimized sales forces for certain businesses, and consolidated technology platforms. The efficiencies and cost savings resulting from these actions are expected to be reflected in our operating margin in future periods.
2004 v. 2003
Revenues for Thomson Scientific & Healthcare in 2004 increased due to higher revenues from existing businesses and contributions from acquired companies, primarily BIOSIS, a provider of databases and services for life sciences research acquired in January 2004. Revenues also benefited from a favorable impact from foreign currency translation. Revenue growth from existing business was primarily due to higher subscription revenues for the ISI Web of Science and the Micromedex electronic product portfolio, as well as increased customer spending for healthcare decision support products. The increases in adjusted operating profit and its corresponding margin compared to the prior year reflected the higher 2004 revenues and effective integration and cost management efforts.
Outlook
We believe that demand for scientific and healthcare information solutions will continue to grow due to the ongoing investments in scientific research and development in many technology-driven sectors, especially life sciences. This demand is especially high for solutions that help manage costs and facilitate effective and efficient decision support at the point-of-care. We, therefore, anticipate continued growth in our electronic information solutions and decision support products.
Corporate and Other
2005 v. 2004
Corporate and other expenses were $128 million in 2005 compared to $98 million in 2004. The increase was primarily due to higher pension and other defined benefit plans expense and severance and other charges associated with the outsourcing and reorganization of certain functions within our human resources department. See the section entitled “Employee Future Benefits” for further discussion of our pension and other defined benefit plans expense.
2004 v. 2003
Corporate and other expenses in 2004 were virtually unchanged from 2003. Increases in expenses for pensions and other defined benefit plans, as well as other corporate expenses, were offset by an accrual reversal related to insurance claims and a benefit associated with stock appreciation rights.
Outlook
We anticipate corporate and other expenses to increase in 2006. Most notably, we expect to incur greater expense associated with our pension and defined benefit plans due to greater amortization of actuarial losses.
Discontinued Operations
The following businesses, along with one other small business from Thomson Learning, which was sold in June 2003, were classified as discontinued operations within the consolidated financial statements for years ended December 31, 2005, 2004 and 2003. None of these businesses was considered fundamental to our integrated information offerings.
In December 2005, our board of directors approved our plan to dispose of American Health Consultants, a medical newsletter publisher and medical education provider. We have reclassified the results of this business to discontinued operations. Its results had previously been included within our Thomson Scientific and Healthcare segment.
In 2005, discontinued operations included adjustments to tax liabilities previously established for Thomson Newspapers, which we sold in 2000 and 2001 and Thomson Media, which we sold in 2004.
In November 2004, we sold the Thomson Media group, a provider of largely print-based information products focused on the banking, financial services and related technology markets for gross proceeds of $350 million. We recorded a post-tax gain of $94 million in 2004.
In the second quarter of 2004, we sold Sheshunoff Information Services Inc., a provider of critical data, compliance and management tools to financial institutions, which had been managed within Thomson Media. Based on the status of negotiations at March 31, 2004, we recorded a pre-tax impairment charge of $6 million relating to identifiable intangible assets in the first quarter of 2004. We recorded a post-tax gain of $6 million in 2004 related to the completion of the sale.
In February 2004, we sold DBM, a provider of human resource solutions, which had been managed within Thomson Learning. We recorded a post-tax gain of $7 million in the first quarter of 2004 on this sale.
In October 2003, we sold our portfolio of healthcare magazines for $135 million and recorded the related post-tax gain of $63 million in the fourth quarter of 2003. The magazines had previously been managed within our scientific and healthcare group.
For more information on discontinued operations, see note 6 to our consolidated financial statements.
Return on Invested Capital
We measure our return on invested capital (ROIC) to assess, over the long-term, our ability to create value for our shareholders. Our goal is to show continuous improvement in this return by efficiently and effectively utilizing our capital to invest in areas with high returns and realizing operating efficiencies to further enhance our profitability. ROIC is calculated as the ratio of our adjusted operating profit (including discontinued operations), less taxes paid, to our average invested capital (see the “Reconciliations” section for the calculation and a reconciliation to the most directly comparable Canadian GAAP measures). For 2005, our ROIC was 7.8%, a slight increase from 7.6% for 2004 and 7.4% for 2003. As assets acquired are recorded at their fair values, this has had the effect of increasing the recorded value of our asset base to be much closer to its fair value, thereby tempering our return. We continue to focus on driving efficiency, increasing our operating profit margin and, in particular, improving free cash flow. We believe that success in these areas is indicative of the long-term capability to improve our ROIC. Since 2001, we have increased our operating margin from 11.6% to 16.8% and grown free cash flow at a compounded rate of almost 20% to $1.2 billion in 2005.
Review of Fourth Quarter Results
The following table summarizes our consolidated results for the fourth quarter of 2005 and 2004.

	Quarter ended December 31,
(millions of U.S. dollars)	2005	2004

Revenues	2,428	2,313
Operating profit	555	488
Operating profit margin	22.9%	21.1%
Net earnings	250	438
Earnings per share attributable to common shares	$0.38	$0.67

Revenues. The 5% increase in revenues for the three-month period ended December 31, 2005 was comprised of the following:
•	slightly more than 4% from growth of existing businesses;

•	almost 2% from contributions of acquired businesses; and

•	approximately 1% decrease due to the unfavorable impact of foreign currency translation.
The growth from existing businesses was contributed by all four market groups. Notably, the legal and regulatory group’s online products and the scientific and healthcare group’s hospital and decision support solutions exhibited continued strong performance. Our financial group benefited from increased transaction volumes. Increased revenues for our learning group were a result of higher international sales as domestic higher education revenues were consistent with that of 2004. Contributions from acquired businesses were primarily related to Information Holdings Inc. (IHI) in our scientific and healthcare group.
Operating profit. Operating profit for the three months ended December 31, 2005 increased 14%. This increase was primarily due to the increase in revenues. The corresponding operating margin also increased as the benefits of scale were realized. Additionally, the operating margin benefited as there were certain restructuring costs incurred in the comparable 2004 period in our learning group that did not repeat in 2005.
Depreciation and amortization. Depreciation for the three months ended December 31, 2005 decreased $6 million, or 4%, compared to the same period in 2004 due to the timing of capital expenditures. Amortization for the three months ended December 31, 2005 increased $1 million, or 1%, compared to the 2004 period reflecting the expense of newly acquired intangible assets.
Net other expense. Net other expense for the three-month period ended December 31, 2005 was $14 million. The expense primarily related to a charge to write down the carrying value of an equity investment to its fair value. The decline in fair value was reflective of our diminished expectations of future growth for our investee. In the fourth quarter of 2004, net other expense was $3 million. The 2004 amount comprised primarily a $35 million gain on the sale of an investment, as well as a $14 million gain on the sale of a wholly-owned subsidiary, whose only asset consisted of tax losses, to a company controlled by Kenneth R. Thomson (see further discussion under “Related Party Transactions”). These gains were offset by a $53 million loss associated with the early redemption of certain debt (discussed in the section entitled “Financial Position”).
Net interest expense and other financing costs. Our net interest expense and other financing costs for the three-month period ended December 31, 2005 declined 8% compared to the same period in 2004 primarily as a result of lower interest rates on our debt due to our refinancings of certain debt in 2005 and 2004 (discussed in the section entitled “Financial Position”).
Income taxes. Income taxes for the three-month period ended December 31, 2005 increased significantly compared to the same period due to our repatriation of a substantial portion of some of our subsidiaries’ accumulated profits. The repatriation was related to the recapitalization of these subsidiaries, which was affected through intercompany financing arrangements. We incurred a one-time tax charge of $125 million in connection with this repatriation. Income taxes for both periods in the current and prior years reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Because the seasonality in our businesses impacts our geographic mix of pre-tax profits and losses in interim periods and, therefore, distorts our reported tax rate, our effective tax rate for interim periods is not indicative of our effective tax rate for the full year.
Earnings attributable to common shares and earnings per common share. Earnings attributable to common shares were $249 million for the three months ended December 31, 2005 compared to $437 million in the same period in 2004. Earnings per common share were $0.38 in the three months ended December 31, 2005 compared to $0.67 in the comparable period in 2004. The decreases in earnings and earnings per common share were primarily due to higher tax expense due to a one-time charge associated with the repatriation of certain earnings and the recognition of gains within discontinued operations in 2004. The results for the three months ended December 31, 2005 and 2004 are not directly comparable because of certain one-time items, the impacts from accounting for income taxes in interim periods, and the variability in discontinued operations due to the timing of dispositions.
     The following table presents a summary of our earnings and our earnings per common share from continuing operations for the periods indicated, after adjusting for items affecting comparability in both years.

	Quarter ended
(millions of U.S. dollars, except per common share amounts)	December 31,
	2005	2004

Earnings attributable to common shares	249	437
Adjustments for one-time items:
Net other expense	14	3
Tax on above item	—	(1)
Release of tax credits	—	(6)
Withholding tax on dividend	125	—
Interim period effective tax rate normalization	9	14
Discontinued operations	5	(129)

Adjusted earnings from continuing operations attributable to common shares	402	318

Adjusted earnings per common share from continuing operations	$0.62	$0.49

On a comparable basis, our adjusted earnings from continuing operations for the fourth quarter of 2005 improved over 2004 due primarily to higher profits, lower interest expense and a lower effective tax rate resulting from the 2005 recapitalization of certain subsidiaries through intercompany financing arrangements.
LIQUIDITY AND CAPITAL RESOURCES
Financial Position
At December 31, 2005, our total assets were $19,436 million, which represented a 1% decrease from the total of $19,645 million at December 31, 2004. This decrease was primarily due to the impact of foreign currency translation and the effect of depreciation and amortization, which more than offset increases in assets related to newly acquired intangible assets and capital expenditures.
Our total assets by market group as of December 31, 2005 and 2004 were as follows:

	Year Ended December 31,
(millions in U.S. dollars)	2005	2004

Thomson Legal & Regulatory	7,388	7,316
Thomson Learning	5,477	5,549
Thomson Financial	3,346	3,518
Thomson Scientific & Healthcare	1,769	1,780
Corporate and other	1,440	1,464
Discontinued operations	16	18

Total assets	19,436	19,645

The following table presents comparative information related to net debt, shareholders’ equity and the ratio of net debt to shareholders’ equity:

	As at December 31,
(millions of U.S. dollars)	2005	2004

Short-term indebtedness	202	7
Current portion of long-term debt	98	295
Long-term debt	3,983	4,013

Total debt	4,283	4,315
Swaps	(193)	(192)

Total debt after swaps	4,090	4,123
Less: cash and cash equivalents	(407)	(405)

Net debt	3,683	3,718

Shareholders’ equity	9,963	9,962

Net debt/equity ratio	0.37:1	0.37:1

The following table displays the changes in our shareholders’ equity for the year ended December 31, 2005:

(millions of U.S. dollars)

Balance at December 31, 2004	9,962
Earnings attributable to common shares for the year ended December 31, 2005	930
Additions to paid in capital related to stock compensation plans	23
Common share issuances	22
Repurchases of common shares – normal course issuer bid	(256)
Common share dividend payments	(505)
Change in cumulative translation adjustment	(213)

Balance at December 31, 2005	9,963

The following table sets forth the ratings that we have received from rating agencies in respect of our outstanding securities.

Dominion Bond Rating
	Moody’s	Standard & Poor’s	Service
Long-term debt	A3	A-	A (low)
Commercial paper	—	—	R-1 (low)
Trend/Outlook	Stable	Stable	Stable
The maturity dates for our long-term debt are well balanced with no significant concentration in any one year. You should be aware that a rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the assigning rating organization. We cannot assure you that our credit ratings will not be lowered in the future or that rating agencies will not issue adverse commentaries regarding our securities.
At December 31, 2005, the carrying amounts of our total current liabilities exceeded the carrying amounts of our total current assets because current liabilities include deferred revenue. Deferred revenue does not represent a cash obligation, however, but rather an obligation to perform services or deliver products in the future. The costs to fulfill these obligations are included in our operating costs.
Normal Course Issuer Bid
In May 2005, we initiated a normal course issuer bid to repurchase up to 15 million of our common shares. The bid will terminate on the earlier of May 4, 2006 or the date that we complete our purchases. From time to time, when we do not possess material non-public information about ourselves or our securities, we may enter into a pre-defined plan with our broker to allow for the repurchase of shares at times when we ordinarily would not be active in the market due to our own internal trading blackout periods and insider trading rules. Any such plans entered into with our broker will be adopted in accordance with the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934 and applicable Canadian securities laws.
The following summarizes our repurchases through December 31, 2005.

			Number of shares
	Shares	Average Price	available for
Three-month period ended	Repurchased	per Share	repurchase
June 30, 2005	1,350,000	$33.58
September 30, 2005	2,250,000	$37.01
December 31, 2005	3,649,400	$34.97

Total	7,249,400	$35.35	7,750,600
Employee Stock Purchase Plan
In October 2005, our eligible U.S. employees began participating in our new employee stock purchase plan (ESPP). Under the ESPP, participating employees may authorize payroll deductions of between 1% and 10% of their eligible compensation during a quarter, with a maximum of $21,250 for a year, to purchase newly issued shares. Using accumulated payroll deductions, participating employees purchase our common shares at a 15% discount to the New York Stock Exchange closing price on the last business day of a quarter. The discount, which amounted to $1 million in 2005, represents compensation expense for our company. In January 2006, we issued 189,176 common shares in connection with the fourth quarter 2005 employee deductions.
Cash Flow
Our principal sources of liquidity are cash provided by our operations, borrowings under our revolving bank credit facilities and our commercial paper program and the issuance of public debt. Our principal uses of cash have been to finance working capital and debt servicing costs, repay debt, and finance dividend payments, capital expenditures and acquisitions. Additionally, as discussed in the section entitled “Normal Course Issuer Bid,” we also used our cash to repurchase outstanding common shares in open market transactions.
Operating activities. Cash provided by our operating activities in 2005 was $1,879 million compared to $1,808 million for 2004. The change primarily reflected the increase in operating profit from 2004 to 2005 and improvements in the use of working capital, which more than offset a $125 million withholding tax payment associated with the repatriation of certain earnings. The use of working capital improved primarily due to company-wide accounts receivable collection efforts and the favorable timing of payments for normal operating expenses. In order to maximize our cash flow, we continue to focus on limiting the days outstanding of our accounts receivable balance and lengthening the payment terms of our vendors.
Investing activities. Cash used in our investing activities in 2005 was $1,071 million compared to $1,463 million for 2004. The decreased use of cash in 2005 was attributable to reduced acquisition spending. In 2004, spending on acquisitions included Information Holdings Inc. for $445 million and TradeWeb for $361 million. These outlays in 2004 were partially offset by an increase in proceeds from the sale of discontinued operations, notably our sale of the Thomson Media group for gross proceeds of $350 million. Results for 2005 included tax payments of $105 million associated with our sale of Thomson Media in 2004.
Capital expenditures in 2005 increased 4% to $642 million from $619 million in 2004. This represented 7.4% and 7.7% of revenues in 2005 and 2004, respectively. Higher capital expenditures in 2005 were incurred primarily at our legal and regulatory and learning groups, and primarily related to initiatives to standardize technology platforms across businesses.
The majority of our capital expenditures is focused on technology-related investments. We make significant investments in technology because it is essential to providing integrated information solutions to our customers and because we intend to maintain the significant competitive advantage we believe we have in this area. Our technology expenditures include spending on computer hardware, software, electronic systems, telecommunications infrastructure and digitization of content. In 2005, approximately 68% of our total capital expenditures was for technology-related investments. Although we can give no assurance that investments in technology will result in an increase in our revenues or a decrease in our operating costs, we expect our technology-related investments to continue at a significant level. We also include spending to create the initial version of a textbook or other media (“pre-publication costs”) within capital expenditures. This spending declined from $120 million in 2004 to $110 million in 2005 as a result of targeted efficiency efforts.
We expect our capital expenditures to increase in 2006, but decline as a percentage of revenues as we focus on capital efficiency. We will continue to invest in product-related initiatives and to migrate certain online legal and regulatory, learning and financial services onto unified technology platforms.
Financing activities. Cash used in our financing activities was $798 million for the year ended December 31, 2005 compared to $629 million for the year ended December 31, 2004. The increased use of cash largely reflected our repurchase of common shares (see “Normal Course Issuer Bid” above) and higher dividend payments in 2005.
The following table sets forth our common share dividend activity.

	Year ended December 31,
(millions of U.S. dollars)	2005	2004

Dividends declared	517	495
Dividends reinvested	(12)	(11)

Dividends paid	505	484

The following describes our significant financing activities from each year.
In the third quarter of 2005, we completed the early redemption of US$75 million of 7.62% privately placed notes and Cdn$400 million of 6.90% medium-term notes and settled an associated currency swap. We recorded a loss of US$23 million as a result of these redemptions, primarily related to early redemption premiums and non-cash write-offs of deferred costs. We primarily financed these redemptions with the net proceeds of an offering of US$400 million of 5.50% debentures due 2035 that we completed in August 2005. Completing these transactions allowed us to lock in historically low interest rates for a 30 year period.

In addition to the early redemptions discussed above, in December and September 2005, we also repaid US$50 million and US$75 million, respectively, of privately placed notes. In March 2005, we repaid $125 million of floating rate notes.
In November 2004, we redeemed Cdn$1.2 billion (US$0.8 billion) of debt securities and settled all associated currency and interest rate swaps. A loss of $53 million was recorded as a result of these redemptions, primarily related to required premiums paid for early extinguishment and non-cash write-offs of deferred costs. These redemptions were principally financed with two debt offerings that we also completed in November 2004. The offerings included Cdn$300 million of 4.35% notes due December 1, 2009 and Cdn$600 million of 5.20% notes due December 1, 2014. We entered into a swap for the 4.35% notes that converted the obligation to US$246 million at a fixed interest rate of 3.92%. We also entered into three combination currency and interest rate swaps for the 5.20% notes to convert the obligation to US$492 million. The US$492 million obligation pays interest at a fixed rate of 4.88% on US$246 million, 4.75% on US$123 million and a floating rate of interest on the remaining US$123 million.
In July 2004, we repaid Cdn$250 million of 9.15% notes for US$182 million, and repaid US$150 million of private placement debt.
We completed two long-term debt offerings in the second quarter of 2004. In May 2004, we completed an offering of US$250 million of 4.75% global notes due 2010. In June 2004, we completed an offering of Cdn$250 million of 4.50% notes due 2009. We entered into currency swaps to convert the obligation to US$184 million at a floating rate of interest. The net proceeds of $432 million from these offerings were used to repay other indebtedness and for other general corporate purposes.
Free cash flow. The following table sets forth a calculation of our free cash flow for 2005 and 2004:

	Year ended December 31,
(millions of U.S. dollars)	2005	2004

Net cash provided by operating activities	1,879	1,808
Capital expenditures	(642)	(619)
Other investing activities	(39)	(60)
Dividends paid on preference shares	(4)	(3)
Additions to property and equipment of discontinued operations	—	(3)

Free cash flow	1,194	1,123

Our free cash flow for 2005 was reduced by a $125 million withholding tax payment associated with the repatriation of certain earnings, which was more than offset by benefits from increased operating profit and working capital improvements.
Credit facilities and commercial paper program. As of December 31, 2005, we maintained revolving unsecured credit facilities of $1.6 billion and a commercial paper program authorized to issue up to Cdn$1.0 billion. Though not contractually required, we view our borrowings under our commercial paper program as a reduction of the amount available to us under our credit facilities. At December 31, 2005, our credit lines and related activity were as follows:
(millions of U.S. dollars)

		Commercial Paper
Credit Lines	Amount Drawn	Outstanding	Lines Available

1,600	(62)	(167)	1,371

In March 2005, we extended the multi-year facility maturities to March 2010, increased the aggregate amount of these facilities to $1.6 billion and terminated our 364-day facilities. Our facilities are structured such that, if our long-term debt rating was downgraded by Moody’s or

Standard & Poor’s, our facility fee and borrowing costs under our existing multi-year credit facilities may increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our facility fees and borrowing costs.
For the foreseeable future, we believe that cash from our operations and available credit facilities are sufficient to fund our future cash dividends, debt service, projected capital expenditures, acquisitions that we pursue in the normal course of business and share repurchases.
Off-Balance Sheet Arrangements, Commitments and Contractual Obligations
The following table presents a summary of our long-term debt and related currency swap instruments, as well as our off-balance sheet contractual obligations as of December 31, 2005 for the years indicated:

(millions of U.S. dollars)	2006	2007	2008	2009	2010	Thereafter	Total

Long-term debt	98	278	436	674	385	2,210	4,081

Currency swap instruments	—	(36)	—	(43)	—	(114)	(193)

Hedged debt	98	242	436	631	385	2,096	3,888

Operating lease payments	193	160	119	97	81	303	953
Unconditional purchase obligations	120	87	19	14	12	1	253

Total	411	489	574	742	478	2,400	5,094

We have entered into operating leases in the ordinary course of business, primarily for real property and equipment. Payments for these leases are contractual obligations as scheduled per each agreement. With certain leases, we guarantee a portion of the residual value loss, if any, incurred by the lessors in disposing of the assets, or to restore a property to a specified condition after completion of the lease period. The liability associated with these restorations is recorded on our consolidated balance sheet. With certain real property leases, we guarantee the rental obligations of some of our subsidiaries that are tenants. We believe, based upon current facts and circumstances, that a material payment pursuant to such guarantees is remote.
We have various unconditional purchase obligations. These obligations are for materials, supplies and services incidental to the ordinary conduct of business.
We have obligations to pay additional consideration for prior acquisitions, typically based upon performance measures contractually agreed to at the time of purchase. In connection with the acquisition of TradeWeb in 2004, we are obligated for contingent consideration up to $100 million over the next two years if certain performance measures are achieved. The contingent consideration associated with TradeWeb is the largest for which we may become liable. We do not believe that additional payments in connection with other transactions would have a material impact on our financial statements.
In certain disposition agreements, we guarantee to the purchaser the recoverability of certain assets or limits on certain liabilities. We believe, based upon current facts and circumstances, that the likelihood of a material payment pursuant to such guarantees is remote.
We guarantee certain obligations of our subsidiaries, including borrowings by our subsidiaries under our revolving credit facilities. These guarantees generally require that we maintain a minimum amount of share capital and retained earnings and that our net debt-to-equity ratio not exceed 2.0:1.

Other than as described above, we do not engage in any off-balance sheet financing arrangements. In particular, we do not have any interests in unconsolidated special-purpose or structured finance entities.
Contingencies
Lawsuits and Legal Claims. We are a defendant in two separate class action lawsuits involving our BAR/BRI business, which is part of Thomson Legal & Regulatory. Each alleges violations of U.S. federal antitrust laws. The plaintiff in Park v. The Thomson Corporation and Thomson Legal & Regulatory Inc., which was filed in the U.S. District Court for the Southern District of New York, alleges that BAR/BRI has illegally leveraged its market position in state-specific bar examination preparation courses into multi-state courses and that an unlawful tying arrangement exists, which should be remedied, in part, by restructuring BAR/BRI’s review courses into separate state-specific courses and multi-state courses. The plaintiff in Rodriguez v. West Publishing Corp. and Kaplan Inc., which was filed in the U.S. District Court for the Central District of California, alleges, among other things, that our company and Kaplan Inc. (a subsidiary of The Washington Post Company) unlawfully agreed in 1997 to divide markets and not compete against one another. Discovery proceedings are underway in both lawsuits. We intend to defend ourselves vigorously in both cases.
As previously disclosed, in October 2004, Thomson Financial received a subpoena from the U.S. Securities and Exchange Corporation (SEC) for certain documents related to the operations of its Capital Markets Intelligence (CMI) business. CMI is one of several companies providing market intelligence services. CMI collects stock ownership data solely as an appointed agent of its public company clients seeking a better understanding of their institutional shareholder base. We are cooperating fully with the SEC. In 2005, approximately $35 million of our financial group’s CMI revenues were related to the identification of institutional investors for its clients.
Also as previously disclosed, in January 2005, we became aware of an inquiry by the Serious Fraud Office in the United Kingdom regarding the refund practices relating to certain duplicate subscription payments made by some of our customers in our Sweet & Maxwell and Gee businesses in the United Kingdom. We are continuing to cooperate fully with the authorities in their inquiry.
In addition to the matters described above, our company is engaged in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against our company, including those described above, is subject to future resolution, including the uncertainties of litigation. Based on information currently known by us and after consultation with outside legal counsel, our management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on our financial condition, taken as a whole.
Taxes. We maintain a liability for contingencies associated with known issues under discussion with tax authorities and transactions yet to be settled and we regularly assess the adequacy of this liability. We record liabilities for known tax contingencies when, in the judgment of management, it is probable that a liability has been incurred. We reverse contingencies to income in the period when management assesses that they are no longer required or when they become no longer required as a result of statute or resolution through the normal tax audit process. Our contingency reserves principally represent liabilities for the years 2000 to 2005. It is anticipated that these reserves will either result in a cash payment or be reversed to income between 2006 and 2009.
In the normal course of business, we enter into numerous intercompany transactions related to the sharing of data and technology. The tax rules governing such transactions are complex and depend on numerous assumptions. At this time, we believe that it is not probable that any such transactions will result in additional tax liabilities, and therefore we have not established contingencies related to these items. However, because of the volume and complexity of such transactions, it is possible that at some future date an additional liability could result from audits by the relevant taxing authorities.
Market Risks
Our consolidated financial statements are expressed in U.S. dollars but a portion of our business is conducted in currencies other than U.S. dollars. Changes in the exchange rates for such currencies into U.S. dollars can increase or decrease our revenues, earnings and the carrying values of our assets and liabilities in our consolidated balance sheet. Changes in exchange rates between 2004 and 2005 increased our revenues by less than 1%. The translation effects of changes in exchange rates in our consolidated balance sheet are recorded within the cumulative translation adjustment component of our shareholders’ equity. In 2005, we recorded cumulative translation losses of $213 million, reflecting changes in exchange rates of various currencies compared to the U.S. dollar.
We use derivative instruments only to reduce our foreign currency and interest rate exposures. In particular, when we borrow money in currencies other than the U.S. dollar, we generally enter into currency swap arrangements to effectively convert our obligations into U.S. dollars. All such swap arrangements are entered into only with counterparties that are investment-grade financial institutions. At December 31, 2005, 97% of our indebtedness was denominated in U.S. dollars or had been swapped into U.S. dollar obligations.
At December 31, 2005, after taking into account swap agreements, 81% of our total debt was at fixed rates of interest and the remainder was at floating rates of interest. Based upon these levels, a 100 basis point change in floating interest rates would increase or decrease our full-year interest expense by approximately $8 million.
Set out below are the U.S. dollar equivalents of our local currency revenues and operating profit for the year ended December 31, 2005. Based on our 2005 results of operations, a 10% change in the average exchange rate for each of these currencies into U.S. dollars would increase or decrease our full-year revenues and operating profit by the following amounts:
(millions of U.S. dollars)

			Operating
	Revenues as	Impact on	profit as	Impact on
Currency	reported	revenues	reported	operating profit

U.S. dollar	6,955	—	1,293	—
British pound sterling	718	72	37	4
Canadian dollar	299	30	34	3
Euro	256	26	54	5
Australian dollar	179	18	14	1
Other	296	30	32	3

Total	8,703	176	1,464	16

In addition to exposing us to changes in foreign currency exchange rates and interest rates, operating in foreign countries subjects us to inherent risks in doing business in certain jurisdictions outside North America. These include difficulties in penetrating new markets, exposure to varying legal standards in other jurisdictions and the potential instability of local economies and governments.

2006 OUTLOOK
The information in this section is forward-looking and should be read in conjunction with the sections below entitled “Forward-Looking Statements” and “Material Assumptions”.
Operational
Among our key operational priorities for 2006 is to continue to focus on our front-end customer strategy and better understand our customers’ workflow needs.
We also will continue to focus on improving our return on invested capital. We will look to optimize our portfolio to ensure that we are investing in our parts of our business that offer the greatest opportunities to drive growth and returns. We will also look to optimize our internal infrastructure and assets by reducing redundant functions and systems across our company, increasing our presence in low-cost locations and deploying common platforms for content production and delivery.
Financial
We expect full-year 2006 revenue growth to be in line with our long-term target of 7% to 9%, excluding the effects of currency translation. Full-year 2006 revenue growth will continue to be driven by growth from existing businesses and supplemented by tactical acquisitions.
We expect continued improvement in our operating profit margin in 2006.
We also expect to continue to generate strong free cash flow in 2006.
RELATED PARTY TRANSACTIONS
As at February 23, 2006, Kenneth R. Thomson, through Woodbridge and its affiliates, controlled approximately 69% of our common shares. Mr. Thomson is a member of our board of directors.
From time to time, in the normal course of business, Woodbridge and its affiliates purchase some of our products and service offerings. These transactions are negotiated at arms length on standard terms, including price, and are not significant to our results of operations or financial condition individually or in the aggregate.
In the normal course of business, a Woodbridge-owned company rents office space from one of our subsidiaries. Additionally, a number of our subsidiaries charge a Woodbridge-owned company fees for various administrative services. In 2005 and 2004, the total amounts charged to Woodbridge for these rentals and services were approximately $2 million and $3 million, respectively. Additionally, in 2004 we paid one of our directors, Mr. J.A. Tory, $80,000 for advisory services in connection with our long-term tax and capital strategies.
The employees of Jane’s Information Group (Jane’s), a business we sold to Woodbridge in April 2001, continue to participate in our United States and United Kingdom pension plans as well as the defined contribution plan in the United States. Woodbridge assumed the pension liability associated with the active employees of Jane’s as of the date of sale as part of its purchase. Jane’s makes proportional contributions to these pension plans as required, and makes matching contributions in accordance with the provisions of the defined contribution plan.
We purchase property and casualty insurance from third party insurers and retain the first $500,000 of each and every claim under the programs via our captive insurance subsidiary. Woodbridge is included in these programs and pays us a premium commensurate with its exposures. In 2005 and 2004, these premiums were about $45,000, which would approximate the premium charged by a third party insurer for such coverage.
In June 2005, we amended our agreement with Woodbridge under which Woodbridge previously indemnified a third party insurer for certain liabilities under our directors’ and officers’ insurance policy. Under the new arrangements, Woodbridge will indemnify up to $100 million of liabilities incurred either by our current and former directors and officers or by our company in providing indemnification to these individuals on substantially the same terms and conditions of our prior insurance arrangement. A third party administrator will manage any claims under the indemnity. We will pay Woodbridge an annual fee of $750,000, which is less than the premium that we would have paid for commercial insurance.

In February 2005, we entered into a contract with Hewitt Associates Inc. to outsource certain human resources administrative functions in order to improve operating and cost efficiencies. Under the terms of the contract, we expect to pay Hewitt an aggregate of $115 million over a five year period. In 2005, we paid Hewitt $5 million for its services. Mr. Denning, one of our directors and chairman of our Human Resources Committee, is also a director of Hewitt. Mr. Denning did not participate in negotiations related to the contract and refrained from deliberating and voting on the matter by the Human Resources Committee and the board of directors.
In November 2004, we sold our interest in a wholly-owned subsidiary, whose only asset consisted of tax losses, to a company controlled by our controlling shareholder, Kenneth R. Thomson, for $14 million in cash. We had certain Canadian non-capital tax losses that we did not expect to be able to utilize prior to their expiry, and had established valuation allowances against the tax benefit of these losses in prior years. Under Canadian law, certain tax losses may only be transferred to related companies, such as those affiliated with Kenneth R. Thomson. The transaction was recorded at the exchange amount and a gain of $14 million was recorded within “Net other (expense) income” within the consolidated statement of earnings and retained earnings. In connection with this transaction, we obtained a tax ruling and Deloitte & Touche LLP, an independent accounting firm retained by our Corporate Governance Committee, provided an opinion based on their experience as professional business valuators that the sale price was not less than the fair market value of the tax losses and represented a reasonable negotiated price between us and the purchaser from a financial point of view. After receiving the recommendation of the Corporate Governance Committee, our board of directors approved the transaction. Directors who were not considered independent because of their positions with Woodbridge refrained from deliberating and voting on the matter at both the committee and board meetings.
EMPLOYEE FUTURE BENEFITS
We sponsor defined benefit plans providing pension and other post-retirement benefits to covered employees. The largest plan consists of a qualified defined benefit pension plan in the United States, which will be closed to new participants in March 2006. Other smaller plans exist primarily in the United Kingdom and Canada. We use a measurement date of September 30 for the majority of these plans.
Management currently estimates that the 2006 cost of employee future benefits will increase by approximately $39 million, which will be reflected in the results of our market groups and corporate and other expense. The determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, including an expected rate of return on assets and a discount rate to measure obligations. We consult with our actuary regarding the selection of these assumptions each year.
In determining our long-term rate of return assumption for our pension plans, we evaluated historical investment returns, as well as input from investment advisors. For our primary pension plan in the United States, we also consider our actuary’s simulation model of expected long-term rates of return assuming our targeted investment portfolio mix. We will reduce our 2006 assumption of the expected rate of return on assets available to fund obligations for our primary pension plan in the United States by 0.25% to 8.0%. While the actual return on plan assets of 15.7% exceeded the expected rate of return in 2005 due to higher than expected equity returns, management nevertheless decided to adopt a more conservative long-term return for this plan. Adjusting the expected rate of return on assets for this plan upward or downward by another 25 basis points would decrease or increase, respectively, pension expense by less than $3 million in 2006.
Our discount rate is selected based on a review of current market interest rates of high-quality, fixed-rate debt securities adjusted to reflect the duration of expected future cash outflows for pension benefit payments. In developing the discount rate assumption for our primary pension plan in the United States for 2006, we reviewed the high-grade bond indices published by Moody’s and Merrill Lynch as of September 30, 2005, which are based on debt securities with average durations of 10 to 15 years. Because we have a young workforce, the duration of our expected future cash outflows for our plan tends to be longer than the duration of the bond indices we reviewed. Therefore, our discount rate tends to be higher than the rates of these benchmarks. To appropriately reflect the timing and amounts of the plan’s expected future pension benefit payments, our actuary analyzed market data and constructed a hypothetical yield curve that represents yields on high quality zero-coupon bonds with durations that mirrored the duration of the expected payment stream of the benefit obligation. The discount rate determined on this basis was 5.70%, approximately 35 basis points less than that of the prior year. Adjusting the discount rate upward or downward by another 25 basis points would result in a decrease or increase, respectively, in pension expense of approximately $10 million in 2006.
As of December 31, 2005, we had cumulative unrecognized actuarial losses associated with all of our pension plans of $553 million, compared to $537 million at December 31, 2004. The large majority of these losses are a result of the decline in discount rates over the past few years reflecting the overall decline in interest rates, primarily in the United States. These amounts also include actuarial gains and losses associated with the difference between our expected and actual returns on plan assets. Actuarial gains and losses are included in the calculation of our annual pension expense subject to the following amortization methodology. Unrecognized actuarial gains or losses are netted with the difference between the market-related value and fair value of plan assets. To the extent this net figure exceeds 10% of the greater of the projected benefit obligation or market-related value of plan assets, it is amortized into pension expense on a straight-line basis over the expected average service life of active participants (approximately eight years at December 31, 2005). Unrecognized actuarial gains and losses below the 10% corridor are deferred. In applying this amortization method, the estimated pension expense for 2006 includes $57 million of the unrecognized actuarial losses at December 31, 2005.
As of December 31, 2005, the fair value of plan assets for our primary pension plan in the United States represented about 95% of the plan’s projected benefit obligation. In September 2005, we voluntarily contributed $11 million to this plan. We did not make any voluntary contributions in 2004. In the fourth quarter of 2005, we also voluntarily contributed $14 million to benefit plans in the United Kingdom. We voluntarily contributed $7 million to these plans in 2004. While none of these contributions were required under the applicable funding rules and regulations, we decided to make the voluntary contributions to further improve the funding of the plans.
We are not required to make contributions to our primary pension plan in the United States in 2006. However, from time to time, we may elect to voluntarily contribute to the plan in order to improve its funded status. Because the decision to voluntarily contribute is based on various market-related factors, including asset values and interest rates, which are used to determine the plan’s funded status, we cannot predict whether, or the amount, we may elect to voluntarily contribute in 2006.
We provide postretirement healthcare benefits for certain retired employees. However, these liabilities are significantly less than those associated with our pension plans. Retired employees share a portion of the cost of these benefits. We fund the accrued costs of these plans as benefits are paid. Annual postretirement expense for 2006 was calculated based upon a number of actuarial assumptions, including a healthcare cost trend rate of 10% that declines 50 basis points per year for ten years, and thereafter remains constant at 5%. The healthcare cost trend rate is based on our actual medical claims experience and future projections of medical costs. A 1% change in the trend rate would result in an increase or decrease in the benefit obligation for postretirement benefits of approximately $16 million at December 31, 2005.

SUBSEQUENT EVENTS
In February 2006, our board of directors approved our plan to dispose of three separate businesses within our Thomson Learning segment. These businesses are Peterson’s, a college preparatory guide, the U.S. operations of Thomson Education Direct, a consumer-based distance learning career school and K.G. Saur, a German publisher of biographical and bibliographical reference titles serving the library and academic community. The results of these businesses will be classified as discontinued operations beginning with our interim financial statements to be filed for the first quarter of 2006 and prior periods will be restated to reflect this classification. The combined annual revenues of these businesses in 2005 were approximately $145 million.
In February 2006, our board of directors announced a 10%, or $0.08 per share, increase in the annualized rate of our common share dividend to $0.88 per share. Additionally, the board announced it has moved the annual dividend review period from the second quarter to the first quarter of each year.
ACCOUNTING CHANGES
Variable Interest Entities
Effective January 1, 2005, we adopted Accounting Guideline AcG-15, Consolidation of Variable Interest Entities, which requires the consolidation of certain entities that are subject to control on a basis other than the ownership of voting interest. This Guideline provides guidance for determining when an enterprise includes the assets, liabilities and results of operations of a variable interest entity in its consolidated financial statements. The adoption of this Guideline had no effect on our consolidated financial statements.
Business Combinations
In May 2005, the Emerging Issues Committee (EIC) issued Abstract 154, Accounting for Pre-existing Relationships between the Parties of a Business Combination. The Abstract harmonizes Canadian GAAP on the issue with standards previously issued in the United States. The key issue in the Abstract is whether a business combination between two parties that have a pre-existing relationship should also reflect a settlement of the pre-existing relationship. If a settlement has occurred, the acquirer must account for the settlement separately from the business combination. Additionally, the acquirer must establish a separate identifiable intangible asset apart from goodwill for reacquired rights that the acquirer had previously granted to the acquired entity. The consensus in the Abstract is effective for business combinations completed after May 31, 2005. It did not have a material impact on our consolidated financial statements.
CRITICAL ACCOUNTING POLICIES
The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.
Our critical accounting policies are those that we believe are the most important in portraying our financial condition and results, and require the most subjective judgment and estimates on the part of management. A summary of our significant accounting policies, including the critical accounting policies discussed below, is set forth in note 1 to our consolidated financial statements.

Revenue Recognition
Revenues from subscription-based products, excluding software, generally are recognized ratably over the term of the subscription. Where applicable, we recognize usage fees as earned. Subscription payments received or receivable in advance of delivery of our products or services are included in our deferred revenue account on our consolidated balance sheet. As we deliver subscription-based products and services to subscribers, we recognize the proportionate share of deferred revenue in our consolidated statement of earnings and retained earnings and our deferred revenue account balance is reduced. Certain incremental costs that are directly related to the subscription revenue are deferred and amortized over the subscription period.
Revenues from sales of products such as books, that are separate and distinct from any other product and carry no further substantive performance obligations on our part after shipment, are recognized when delivery has occurred and significant risks and rewards of ownership have transferred to the customer, provided that the price is fixed or determinable and ultimate collection is reasonably assured. We recognize revenues from sales of discrete products net of estimated returns. Significant judgment is involved in estimating future returns. Estimates are made after taking into account historical experience and current market conditions. If future returns differ from our estimates, the impact would be recorded against future revenues and profits.
For all accounts receivable, we must make a judgment regarding the ability of our customers to pay and, accordingly, we establish an allowance for estimated losses arising from non-payment. We consider customer creditworthiness, current economic trends and our past experience when evaluating the adequacy of this allowance. If future collections differ from our estimates, our future earnings would be affected.
At December 31, 2005, our combined reserve for returns and allowance for bad debts was $324 million, or 16% of our gross accounts receivable balance. A 1% increase in this percentage would have resulted in additional expense of approximately $20 million.
Capitalized Software
A significant portion of our expenditures relates to software that is developed as part of our electronic databases, delivery systems and internal infrastructures, and, to a lesser extent, software sold directly to our customers. During the software development process, our judgment is required to determine the expected period of benefit over which capitalized costs should be amortized. Due to rapidly changing technology and the uncertainty of the software development process itself, our future results could be affected if our current assessment of our various projects differs from actual performance. At December 31, 2005, we had $749 million of capitalized costs related to software on our consolidated balance sheet.
Identifiable Intangible Assets and Goodwill
We account for our business acquisitions using the purchase method of accounting. We allocate the total cost of an acquisition to the underlying net assets based on their respective estimated fair values. As part of this allocation process, we must identify and attribute values and estimated lives to the intangible assets acquired. These determinations involve significant estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates and asset lives, and therefore require considerable judgment. These determinations will affect the amount of amortization expense recognized in future periods.
We review the carrying values of identifiable intangible assets with indefinite lives and goodwill at least annually to assess impairment because these assets are not amortized. Additionally, we review the carrying value of any intangible asset or goodwill whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Examples of such events or changes in circumstances include significant negative industry or economic trends, significant changes in the manner of our use of the acquired assets or our strategy, a significant decrease in the market value of the asset, or a significant change in legal factors or in the business climate that could affect the value of the asset.
We assess impairment by comparing the fair value of an identifiable intangible asset or goodwill with its carrying value. The determination of fair value involves significant management judgment. Impairments are expensed when incurred. Specifically, we test for impairment as follows:
Identifiable intangible assets with finite lives:
We compare the expected undiscounted future operating cash flows associated with the asset to its carrying value to determine if the asset is recoverable. If the expected future operating cash flows are not sufficient to recover the carrying value, we estimate the fair value of the asset. Impairment is recognized when the carrying amount of the asset is not recoverable and when the carrying value exceeds fair value.
Identifiable intangible assets with indefinite lives:
Selected tradenames comprise the entire balance of our identifiable intangible assets with indefinite lives. We determine the fair values of our intangible assets with indefinite lives using an income approach, the relief from royalties method. Impairment is recognized when the carrying amount exceeds fair value.
Goodwill:
We test goodwill for impairment on a “reporting unit” level. A reporting unit is a group of businesses: (a) for which discrete financial information is available; and (b) that have similar economic characteristics. We test goodwill for impairment using the following two-step approach:
•
In the first step, we determine the fair value of each reporting unit. If the fair value of a reporting unit is less than its carrying value, this is an indicator that the goodwill assigned to that reporting unit might be impaired, which requires performance of the second step.

•
In the second step, we allocate the fair value of the reporting unit to the assets and liabilities of the reporting unit as if it had just been acquired in a business combination, and as if the purchase price was equivalent to the fair value of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is referred to as the implied fair value of goodwill. We then compare that implied fair value of the reporting unit’s goodwill to the carrying value of that goodwill. If the implied fair value is less than the carrying value, we recognize an impairment loss for that excess.

We determine the fair value of our reporting units based on a combination of various techniques, including the present value of future cash flows, earnings multiples of competitors and multiples from sales of like-businesses.
As the valuation of identifiable intangible assets and goodwill requires significant estimates and judgment about future performance and fair values, our future results could be affected if our current estimates of future performance and fair values change. At December 31, 2005, identifiable intangible assets and goodwill amounted to $13.5 billion, or 69% of our total assets on our consolidated balance sheet.
Income Taxes
We are required to estimate our income taxes in each of the jurisdictions in which we operate. For interim periods, we provide income taxes based on our estimate of how much we will earn in each jurisdiction for the full year. To the extent that our forecasts differ from actual results, we must true-up our estimates of income tax expense. Actual amounts of income tax expense only become final upon filing and acceptance of the tax return by the relevant authorities, which occur subsequent to the issuance of the financial statements. To the extent our estimates differ from the final tax return, our earnings would be affected in a subsequent period. For 2005, our effective tax rate was 23.7% of our earnings from continuing operations before income taxes. A 1% increase in our effective tax rate would have resulted in additional income tax expense of approximately $12 million.
Estimation of income taxes includes estimating a value for our existing net operating losses based on our assessment of our ability to utilize them against future taxable income before they expire. Our assessment is based upon existing tax laws and estimates of future taxable income. If our assessment of our ability to use our net operating losses proves inaccurate in the future, we might be required to recognize more or less of the net operating losses as assets, which would decrease or increase our income tax expense in the relevant year. This would affect our earnings in that year.
Our accounting for income taxes requires us to exercise judgment for issues relating to known matters under discussion with tax authorities and transactions yet to be settled. As a result, we maintain a tax liability for contingencies and regularly assess the adequacy of this tax liability. We record liabilities for known tax contingencies when, in our judgment, it is probable that a liability has been incurred. It is reasonably possible that actual amounts payable resulting from audits by tax authorities could be materially different from the liabilities we have recorded due to the complex nature of the tax legislation that affects us.
Employee Future Benefits
     The determination of the cost and obligations associated with our employee future benefits requires the use of various assumptions. We must select assumptions such as the expected return on assets available to fund pension obligations, the discount rate to measure obligations, the projected age of employees upon retirement, the expected rate of future compensation and the expected healthcare cost trend rate. These assumptions are re-evaluated each year, and variations between the actual results and the results based on our assumptions for any period will affect reported amounts in future periods. We retain an independent actuarial expert to prepare the calculations and to advise us on the selection of assumptions. See further discussion under the section entitled “Employee Future Benefits” on page 28.
RECENTLY ISSUED ACCOUNTING STANDARDS
The Accounting Standards Board of the Canadian Institute of Chartered Accountants (CICA) and EIC have recently issued the following accounting standards that are applicable to our activities in future periods.
Financial Instruments and Comprehensive Income
In January 2005, the CICA approved the issuance of Handbook Section 1530, Comprehensive Income; Handbook Section 3855, Financial Instruments—Recognition and Measurement; and Handbook Section 3865, Hedges. The new Handbook Sections are effective for interim and annual financial statements relating to fiscal years beginning after October 1, 2006. Consequently, the mandatory effective date for us is January 1, 2007. Management is considering an early adoption of these Handbook Sections in the first quarter of 2006.
These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Handbook Section 1530 also introduces a new component of equity referred to as comprehensive income. Under these new standards, all financial instruments are to be included on a company’s balance sheet (including derivatives) and are to be initially measured either at fair market value or, in limited circumstances, at cost or amortized cost. Additionally, companies will be required to disclose comprehensive income, which includes, in addition to net income, other comprehensive income primarily consisting of unrealized gains and losses that bypass the traditional earnings statement and are recorded directly into shareholders’ equity. The components of other comprehensive income consist of unrealized gains and losses related to the translation of foreign currency financial statements, certain deferred gains and losses from hedging activity, and unrealized gains and losses on certain investment securities.
For the most part, the new standards harmonize Canadian GAAP with standards previously issued by the U.S. Financial Accounting Standards Board. The adoption of these standards will not have a material impact on our consolidated financial statements.
Non-monetary Transactions
In June 2005, the CICA issued Handbook Section 3831, Non-monetary Transactions, which introduces new requirements for non-monetary transactions entered into after January 1, 2006. Adoption of this Handbook Section will not have a material impact on our consolidated financial statements.
Consideration Given to a Customer
In September 2005, the EIC issued EIC Abstract 156, Accounting by a Vendor for Consideration Given to a Customer (Including a Reseller of the Vendor’s Products). This Abstract, which essentially harmonizes Canadian GAAP with U.S. GAAP, requires that most consideration given by a vendor to a customer be treated as a reduction of revenue. The provisions of the Abstract are applicable for financial statements for fiscal years beginning after January 1, 2006. We had previously adopted the provisions of the analogous U.S. accounting standard and, therefore, adoption of the new Abstract will not have an impact on our consolidated financial statements.
ADDITIONAL INFORMATION
Depreciation by Market Group
The following table details depreciation expense by market group for 2005, 2004 and 2003.

	Year Ended December 31,
(millions of U.S. dollars)	2005	2004	2003

Legal & Regulatory	202	197	176
Learning	195	194	184
Financial	177	182	176
Scientific & Healthcare	38	35	37
Corporate and other	10	12	14

Total	622	620	587

Disclosure Controls and Procedures
Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of the end of the period covered by this management’s discussion and analysis, have concluded that our disclosure controls and procedures are effective to ensure that all information required to be disclosed by our company in reports that it files or furnishes under the U.S. Securities Exchange Act and applicable Canadian securities law is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the U.S. Securities and Exchange Commission (SEC) and Canadian securities regulatory authorities and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting
There was no change in our company’s internal control over financial reporting that occurred during our last fiscal year that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Share Capital
As of February 23, 2006, we had outstanding 647,128,293 common shares, 6,000,000 Series II preference shares, 223,715 restricted share units and 15,853,431 stock options.
Public Securities Filings
You may access other information about our company, including our annual information form and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC through EDGAR at www.sec.gov.
Forward-Looking Statements
Certain information in this management’s discussion and analysis, particularly under the heading “2006 Outlook,” are forward-looking statements that are not historical facts but reflect our current expectations regarding future results. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Factors that could cause actual results or events to differ materially from current expectations include: actions of our competitors; failure to fully derive anticipated benefits from our acquisitions; failures or disruptions of our electronic delivery systems or the Internet; failure to meet the special challenges involved in expansion of our operations outside North America; failure of our significant investments in technology to increase our revenues or decrease our operating costs; failure to develop additional products and services to meet our customers’ needs, attract new customers or expand into new geographic markets; increased accessibility to free or relatively inexpensive information sources; failure to maintain the availability of information obtained through licensing arrangements and changes in the terms of our licensing arrangements; changes in the general economy; failure to recruit and retain high quality management and key employees; increased self-sufficiency of our customers; inadequate protection of our intellectual property rights; actions or potential actions that could be taken by our principal shareholder; an increase in our effective income tax rate; and impairment of goodwill and identifiable intangible assets. These and other factors are discussed in our materials filed with the securities regulatory authorities in Canada and the United States from time to time, including our annual information form, which is contained in our current annual report on Form 40-F. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Material Assumptions
In preparing our 2006 Outlook, our material assumptions were that worldwide macroeconomic conditions would be unchanged in 2006 relative to 2005, a portion of our anticipated 2006 revenue growth would come from $200-$500 million of tactical acquisitions (net of dispositions) made during the year, and that our operating profit margin would improve in 2006, despite an estimated $39 million increase in pension and other defined benefit plans expense.

RECONCILIATIONS
Reconciliation of Adjusted Operating Profit to Operating Profit
(unaudited)
(millions of U.S. dollars)
For the Year Ended December 31, 2005

	Legal &			Scientific &	Corporate
	Regulatory	Learning	Financial	Healthcare	and Other	Total

Adjusted operating profit	982	350	334	235	(128)	1,773
Less:
Amortization	(108)	(66)	(89)	(46)	—	(309)

Operating profit	874	284	245	189	(128)	1,464

For the Year Ended December 31, 2004

	Legal &			Scientific &	Corporate
	Regulatory	Learning	Financial	Healthcare	and Other	Total

Adjusted operating profit	897	327	294	195	(98)	1,615
Less:
Amortization	(99)	(69)	(82)	(35)	—	(285)

Operating profit	798	258	212	160	(98)	1,330

For the Year Ended December 31, 2003

	Legal &			Scientific &	Corporate
	Regulatory	Learning	Financial	Healthcare	and Other	Total

Adjusted operating profit	809	336	230	162	(97)	1,440
Less:
Amortization	(99)	(83)	(64)	(32)	—	(278)

Operating profit	710	253	166	130	(97)	1,162

For the Three Months Ended December 31, 2005

	Legal &			Scientific &	Corporate
	Regulatory	Learning	Financial	Healthcare	and Other	Total

Adjusted operating profit	308	139	109	109	(33)	632
Less:
Amortization	(28)	(17)	(21)	(11)	—	(77)

Operating profit	280	122	88	98	(33)	555

For the Three Months Ended December 31, 2004

	Legal &			Scientific &	Corporate
	Regulatory	Learning	Financial	Healthcare	and Other	Total

Adjusted operating profit	279	133	91	99	(38)	564
Less:
Amortization	(26)	(17)	(23)	(10)	—	(76)

Operating profit	253	116	68	89	(38)	488

Reconciliation of Adjusted Operating Profit Margin to Operating Profit margin
(as a percentage of revenue)
     (unaudited)
For the Year Ended December 31, 2005

	Legal &			Scientific &
	Regulatory	Learning	Financial	Healthcare	Total

Adjusted operating profit margin	28.1%	15.1%	17.6%	23.1%	20.4%
Less:
Amortization	(3.1%)	(2.9%)	(4.7%)	(4.5%)	(3.6%)

Operating profit margin	25.0%	12.2%	12.9%	18.6%	16.8%

For the Year Ended December 31, 2004

	Legal &			Scientific &
	Regulatory	Learning	Financial	Healthcare	Total

Adjusted operating profit margin	27.4%	15.0%	16.9%	21.8%	20.0%
Less:
Amortization	(3.0%)	(3.1%)	(4.7%)	(3.9%)	(3.5%)

Operating profit margin	24.4%	11.9%	12.2%	17.9%	16.5%

For the Year Ended December 31, 2003

	Legal &			Scientific &
	Regulatory	Learning	Financial	Healthcare	Total

Adjusted operating profit margin	26.9%	16.4%	15.1%	19.6%	19.5%
Less:
Amortization	(3.3%)	(4.1%)	(4.2%)	(3.9%)	(3.8%)

Operating profit margin	23.6%	12.3%	10.9%	15.7%	15.7%

For the Three Months Ended December 31, 2005

	Legal &			Scientific &
	Regulatory	Learning	Financial	Healthcare	Total

Adjusted operating profit margin	31.6%	21.3%	22.1%	34.9%	26.0%
Less:
Amortization	(2.9%)	(2.6%)	(4.3%)	(3.5%)	(3.1%)

Operating profit margin	28.7%	18.7%	17.8%	31.4%	22.9%

For the Three Months Ended December 31, 2004

	Legal &			Scientific &
	Regulatory	Learning	Financial	Healthcare	Total

Adjusted operating profit maring	30.4%	20.7%	19.1%	35.1%	24.4%
Less:
Amortization	(2.8%)	(2.7%)	(4.8%)	(3.5%)	(3.3%)

Operating profit margin	27.6%	18.0%	14.3%	31.6%	21.1%

Reconciliation of Return on Invested Capital (ROIC) to GAAP Measures
(unaudited)
(millions of U.S. dollars)

	For the Year Ended or As of December 31,
	2005	2004	2003	2002

Calculation of Adjusted Operating Profit After Taxes
Operating profit	1,464	1,341	1,174
Add:
Amortization	309	286	279
Adjusted operating profit of discontinued operations	8	34	68

Adjusted operating profit — including discontinued operations	1,781	1,661	1,521
Taxes paid on operations	(326)	(285)	(237)

Post-tax adjusted operating profit	1,455	1,376	1,284

Calculation of Adjusted Invested Capital
Equity	9,963	9,962	9,193	8,961
Total debt	4,283	4,315	4,255	4,121

Invested capital	14,246	14,277	13,448	13,082
Adjustments:
Cash and other investments [1]	(423)	(420)	(696)	(724)
Debt swaps [2]	(193)	(192)	(199)	161
Current and long-term deferred taxes [1]	1,310	1,356	1,427	1,413
Accumulated amortization and non-cash goodwill [3]	1,885	1,586	1,336	990
Present value of operating leases [4]	754	832	879	819
Historical intangible asset write-downs [5]	162	147	248	336
Other [1]	821	1,125	1,072	1,151

Adjusted invested capital	18,562	18,711	17,515	17,228

Average Invested Capital	18,637	18,113	17,372

Return on Invested Capital	7.8%	7.6%	7.4%

1	Items excluded as not deemed components of invested capital; “Other” primarily consists of non-current liabilities.

2	Excludes debt swaps as balances are financing rather than operating related.

3
Excludes accumulated amortization as only gross identifiable intangible assets and goodwill cost is considered component of invested capital. Excludes goodwill arising from adoption of CICA 3465. This goodwill was created via deferred tax liability instead of cash purchase price.

4	Present value of operating leases deemed component of invested capital.

5	Adds back write-downs that were not cash transactions.

QUARTERLY INFORMATION (UNAUDITED)
The following table presents a summary of our consolidated operating results for each of the eight quarters ended March 31, 2004 through December 31, 2005.

	Quarter ended		Quarter ended		Quarter ended		Quarter ended
	March 31,		June 30,		September 30,		December 31,
(millions of U.S. dollars, except per common share
amounts)	2005	2004	2005	2004	2005	2004	2005	2004

Revenues	1,845	1,674	2,047	1,854	2,383	2,216	2,428	2,313
Operating profit	113	97	274	253	522	492	555	488
Earnings from continuing operations	69	41	300	178	302	328	255	309
Discontinued operations, net of tax	4	(4)	2	14	7	16	(5)	129

Net earnings	73	37	302	192	309	344	250	438
Dividends declared on preference shares	(1)	(1)	(1)	(1)	(1)	—	(1)	(1)

Earnings attributable to common shares	72	36	301	191	308	344	249	437

Basic and diluted earnings (loss) per common share
From continuing operations	$0.10	$0.06	$0.46	$0.27	$0.46	$0.50	$0.39	$0.47
From discontinued operations	0.01	(0.01)	—	0.02	0.01	0.02	(0.01)	0.20

	$0.11	$0.05	$0.46	$0.29	$0.47	$0.52	$0.38	$0.67

We typically derive a much greater portion of our operating profit in the second half of the year as customer buying patterns are concentrated in the second half of the year, particularly in the learning and regulatory markets. Costs are incurred more evenly throughout the year. As a result, our operating margins generally increase as the year progresses. In general, our year-over-year performance reflected increased operating profit driven by higher revenues from existing businesses and contributions from acquired businesses.
In the quarters ended September 30, 2004, December 31, 2004 and June 30, 2005, earnings from continuing operations and net earnings reflected the recognition of certain tax credits. In the quarter ended December 31, 2005, earnings from continuing operations and net earnings reflected a $125 million tax charge associated with repatriated profits.